EXHIBIT 99.1

TDC Divests all Shares in UMC

COPENHAGEN, Denmark, July 25, 2003 (PRIMEZONE) -- Today, TDC (NYSE:TLD) has agreed to divest its shareholding of 16.3% in UMC (Ukrainian Mobile Communications). The agreed price is USD 91.7m (DKK 593m).

In November 2002, TDC signed an agreement with MTS (Mobile Tele System), a Russian mobile operator, for TDC to sell its shares for a price determined by the financial performance of UMC and subject to a minimum price of USD 55m.

UMC was deconsolidated in TDC's accounts from October 5, 2002 and was equity consolidated until March 2003, whereafter UMC was treated as a minority passive investment in the TDC accounts

"The divestiture of UMC is consistent with TDC's group strategy, as UMC in TDC perspective is seen as non-core," said Henning Dyremose, President and CEO of TDC.

For further information please contact TDC Investor Relations at +45 3343 7680.

TDC is a Danish-based provider of communications solutions withsignificant presence in selected markets in Northern and CentralEurope. TDC is organized as six main business lines; TDC Solutions,TDC Mobile International, TDC Cable TV, TDC Directories, TDC Servicesand TDC Switzerland. TDC was privatized in 1994. Today, SBCCommunications owns 41.6% of the shares, with the remainder held byindividual and institutional shareowners all over the world.

TDC listings

 Shares: Copenhagen Stock Exchange
 Reuters TDC.CO
 Bloomberg TDC DC
 Nominal value DKK 5
 ISIN DK0010 253335
 Sedol 5698790

 Shares: New York Stock Exchange
 Reuters TLD.N
 Bloomberg TLD US
 One ADS represent one half common share
 ISIN US8723 6N1028
 Sedol 2883094